SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Irsa Inversiones y Representaciones

Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolivar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated May 31, 2011 filed by the Company with the Comisión Nacional de Valores:

By letter dated May 31, 2011, the Company reported to the Comisión Nacional de Valores that it has acquired a plot of land through a related company named Quality Invest S.A. (“Quality Invest”) –in which the Company has an interest of 50%- that due to its characteristics and size may suit multiple developments. The plot of land is located in San Martín, Province of Buenos Aires, at 85 Avenue-601/645/638 San Martín Avenue and 2920/3031/3146/3240/3296/3348/3360/3426 Rodriguez Peña Street, with a land area of 159,995.56 square meters and a covered area of 81,786.54 square meters (the “Property”), property of Nobleza Piccardo S.A.I.C. and F. (“Nobleza”).

The purchase price was U$S 33,000,000 of which U$S 9,900,000 were already paid and the balance of U$S 23,100,000 will be paid in three equal consecutive annual installments of U$S 7,700,000 each. As guaranty of payment a first degree mortgage has been executed over the Property in favor of Nobleza.

In addition, Quality Invest and Nobleza have signed a lease agreement for a maximum term of three years pursuant to which Nobleza may continue its operations at the Property in order to allow a gradual reallocation of the factory.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: First Vice Chairman of the Board of Directors

Dated: June 2, 2011